EXHIBIT 99.1

PRESS RELEASE

Banro Announces Election of Directors

Toronto, Canada – June 28, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) announces that the seven nominees listed in the Company’s management information circular for the annual and special meeting of shareholders of the Company (the "Meeting") held on Friday, June 28, 2013 were elected at the Meeting as directors of Banro. The vote was conducted by a show of hands. The detailed results of the votes received by proxy are set out below:

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John A. Clarke	118,699,213	68.96%	53,426,424	31.04%
Maurice J. Colson	159,547,539	92.69%	12,578,098	7.31%
Peter N. Cowley	100,099,359	58.16%	72,026,278	41.85%
Peter V. Gundy	171,921,274	99.88%	204,363	0.12%
Arnold T. Kondrat	69,354,026	40.29%	102,771,311	59.71%
Richard J. Lachcik	67,531,959	39.23%	104,593,678	60.77%
Bernard R. van Rooyen	97,086,410	56.40%	75,039,227	43.60%

Voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com,